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January 21, 2000



Securities and Exchange Commission
Washington, D.C. 20549


We are previously principal accountants for Design Automation Systems, Inc., and on February 1, 1999, we reported on the financial statements of Design Automation Systems, Inc. as of December 31, 1998, 1997, and 1996 and for the years then ended. On January 21, 2000, our appointment as principal accountants of Design Automation Systems, Inc. was terminated. We have read Design Automation Systems, Inc.'s statements included under Item 4 of its Form 8-K dated January 21, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Design Automation Systems, Inc.'s statement that the change was approved by the Board of Directors and the statement relating to the appointment of Deloitte & Touche LLP as independent accountants for the Company.

Respectfully,



Hein + Associates LLP
Certified Public Accountants


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